SO 8/31/04

AH 8-31-2004

04013404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.B. Fisher & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas, Texas 75248
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L.B. Fisher, Jr. 972-733-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vink Teague & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5550 LBJ Freeway, Suite 650 (Address) Dallas (City) Texas (State) 75240 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L.B. Fisher, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company , as of June 30, , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY MOUNT
Notary Public, State of Texas
My Commission Expires
August 29, 2007

Kimberly Mount
Notary Public

[Signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

VINK TEAGUE & ASSOCIATES
A Professional Corporation
Certified Public Accountants & Management Consultants

5550 LBJ Freeway, Suite 650
Dallas, TX 75240-6217
(972) 788-5315
FAX: (972) 701-9401
(972) 701-9402
www.vtamgi.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
L. B. Fisher & Company

We have audited the accompanying statements of financial condition of L. B. Fisher & Company as of June 30, 2004 and 2003 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. B. Fisher & Company as of June 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vink Teague & Associates

Dallas, Texas
August 10, 2004

L. B. Fisher & Company

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2004	June 30, 2003
Cash	$ 31,101	$ 258,352
Deposit with clearing organization	50,000	50,000
Receivable from brokers and dealers	20,734	21,501
Marketable securities owned, at market value (Note B)	225,479	49,055
Other investments (Note C)	10,050	15,075
Receivable from shareholders	1,368	1,285
Income tax receivable (Note E)	700	3,712
Property and equipment, net of accumulated depreciation of $129,009 and $125,654 in 2004 and 2003, respectively	2,052	3,296
Deferred income taxes (Note E)	8,443	8,851
Other	9,268	7,746
	$ 359,195	$ 418,873

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Securities sold, but not yet purchased, at market value (Note B)	$ -	$ 57,033
Deferred income taxes (Note E)	3,542	3,100
	3,542	60,133
Commitments (Note H)	-	-
Shareholders' equity (Note G):		
Common stock, $1 par value; authorized - 500,000 shares; 8,500 shares issued and outstanding	8,500	8,500
Capital in excess of par value	86,512	86,512
Retained earnings	260,641	263,728
	355,653	358,740
	$ 359,195	$ 418,873

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF OPERATIONS

	Year Ended June 30, 2004	Year Ended June 30, 2003
REVENUES:		
Commissions	$371,214	$326,247
Interest	30,607	33,083
Dividends	1,828	4,080
Net dealer inventory and investment gains	119,775	77,620
Other	27,950	5,418
	551,374	446,448
EXPENSES:		
Employee compensation and benefits	353,620	262,709
Floor brokerage and clearance fees	79,120	80,901
Other operating expenses	90,581	87,762
Pension and profit sharing contributions (Note D)	28,200	21,000
Interest	390	583
	551,911	452,955
Loss before income tax benefit	537	6,507
INCOME TAX EXPENSE (BENEFIT) (Note E)	850	(1,000)
Net loss	$ 1,387	$ 5,507

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Year Ended June 30, 2004 and 2003

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	No. Shares	Par Value			
BALANCE AT JUNE 30, 2002	8,500	$8,500	$86,512	$270,935	$365,947
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(5,507)	(5,507)
BALANCE AT JUNE 30, 2003	8,500	8,500	86,512	263,728	358,740
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(1,387)	(1,387)
BALANCE AT JUNE 30, 2004	8,500	$8,500	$86,512	$260,641	$355,653

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,387)	$ (5,507)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	3,355	7,199
Decrease in accounts payable	-	(42,000)
Decrease (increase) in receivable from brokers and dealers	767	(129)
Increase in receivable from shareholders	(83)	-
(Increase) decrease in marketable securities owned	(176,424)	152,101
Decrease in nonmarketable securities owned	5,025	5,025
Increase in other receivables	-	(452)
(Decrease) increase in securities sold, but not yet purchased	(57,033)	47,418
Increase (decrease) in deferred income taxes	850	(1,000)
Decrease in income tax receivable	3,021	-
Increase in prepaid expenses	(1,531)	-
	(222,053)	168,162
Net cash (used in) provided by operating activities	(223,440)	162,655
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of equipment	(2,111)	-
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions paid to shareholders	(1,700)	(1,700)
NET (DECREASE) INCREASE IN CASH	(227,251)	160,955
CASH AT BEGINNING OF YEAR	258,352	97,397
CASH AT END OF YEAR	$ 31,101	$ 258,352
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 389	$ 583
Cash paid during the year for income taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the years ended June 30, 2004 and 2003, warrants to purchase shares of an unaffiliated company with a cost of $5,025 expired (Note C).

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

NOTES TO FINANCIAL STATEMENTS

June 30, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of L. B. Fisher & Company (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

History and Business Activity

The Company was organized on August 26, 1976 as a fully disclosed broker-dealer, serving clients primarily in Texas.

Basis of Accounting

The Company records all securities transactions on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Additionally, transactions in marketable securities are considered operating activities, and purchases and sales of such securities are shown net in the statements of cash flows.

Other Investments

Other investments consist of warrants to purchase stock of an unrelated corporation. The warrants are stated at cost, which approximates net realizable value.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2004 or 2003.

Income Taxes

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, primarily recognition of revenues and expenses on a cash basis and reporting trading and investment securities at cost for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	5-7
Automobiles	5

NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. The Company had no advertising expense for the years ended June 30, 2004 and 2003.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash, marketable securities and receivables from brokers and dealers. The cash is placed in federally insured financial institutions or with brokerage houses. The marketable securities are held for the Company's account at a brokerage house that is regulated by the rules and regulations of the Securities and Exchange Commission and other regulatory bodies. The receivables from the brokerage houses are routinely assessed for collectibility and for the brokerage houses' financial strength.

The Company's off-balance-sheet risk consists of securities that are sold, but not yet purchased. The securities, to be purchased at a future date, are valued at market prices with gains or losses recognized currently.

Reclassifications

Certain reclassifications have been made to the financial statements at June 30, 2003 and for the year then ended to conform to the fiscal year 2004 presentation.

NOTE B - MARKETABLE SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of trading and investment securities at quoted market values on national exchanges as follows:

	June 30,	
	2004	2003
Owned		
Corporate stocks - marketable	$225,479	$49,055
Sold, But Not Yet Purchased		
Corporate stocks - marketable	$ -	$57,033

NOTE C - OTHER INVESTMENTS

Other investments of $10,050 and $15,075 at June 30, 2004 and 2003, respectively, consist of a series of 1,200 and a series of 300 warrants which entitle the Company to purchase 2,400 and 600 shares of another corporation, exercisable as follows:

Maximum number of Shares Subject to Exercise	Exercisable On or After	Void After	Exercise Price Per Share
1,200	June 28, 2004	June 27, 2005	$15.00
1,200	June 28, 2005	June 27, 2006	$16.00
2,400			
300	June 28, 2004	June 27, 2005	$15.00
300	June 28, 2005	June 27, 2006	$16.00
600			

NOTE D - PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution profit sharing trust, which covers all of its employees. There was no profit sharing contribution to the plan for year ended June 30, 2004 and 2003. Contributions to the plan are determined at the discretion of the Board of Directors. All contributions are fully vested.

The Company's money purchase pension plan covers all of its employees. Required contributions to the plan are limited to 10% of each employee's annual salary, and were $28,200 and $21,000 for the years ended June 30, 2004 and 2003, respectively. All participants are fully vested in the plan.

The contributions to the plans are limited by the maximum contribution deductible for federal income tax purposes.

NOTE E - INCOME TAXES

The Company recognizes deferred taxes on "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to the temporary differences. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE E - INCOME TAXES - CONTINUED

A reconciliation of income tax expense (benefit) computed at the statutory rate and income tax expense (benefit) is as follows:

	Year Ended June 30,	
	2004	2003
Income tax benefit, at statutory rate	$(182)	$(2,212)
State tax benefit	(103)	(233)
Tax-exempt revenue	(192)	(428)
Non-deductible expenses	1226	1,439
Differential in statutory and actual rate	101	434
	$ 850	$(1,000)

Income tax expense (benefit) consists of the following:

	Year Ended June 30,	
	2004	2003
Current tax payable:		
Federal	$ -	$ 9
State	-	-
	-	9
Deferred tax expense (benefit):		
Federal	944	(771)
State	(94)	(238)
	850	(1,009)
	$850	$(1,000)

At June 30, 2004, the Company had a net operating loss carryforward of approximately $9,000 for federal income tax purposes, expiring in 2019. For state income tax purposes, net operating losses approximate $17,600, with approximately $9,500 expiring in 2005 and approximately $8,100 expiring in 2010.

For the years ended June 30, 2004 and 2003, deferred income tax expense (benefit) results from changes in the amounts of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes. The sources of the temporary differences and the tax effects of each are as follows:

	Year Ended June 30,	
	2004	2003
Deferred tax assets:		
Depreciation	$ 7,338	$ 8,667
Marketable securities	1,196	2,940
Net operating loss carryforward	2,206	-
	10,740	11,607
Deferred tax liabilities:		
Accounts receivable	4,003	4,444
Prepaid expenses	1,836	1,412
	5,839	5,856
Net deferred tax asset	$ 4,901	$ 5,751

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at June 30, 2004 and 2003, or at any time during the years then ended.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $279,353, which was $179,353 in excess of its required capital of $100,000. At June 30, 2004, the Company had no aggregate indebtedness, as defined, thereby complying with the required net capital ratio.

NOTE H - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

Year Ended June 30,	
2005	$23,054
2006	11,527
	$34,581

During the year ended June 30, 2004 and 2003, rent expense was $23,054.

NOTE I - RELATED PARTY TRANSACTIONS

During the years ended June 30, 2004 and 2003, the Company received from shareholders, an entity controlled by a shareholder and other related entities approximately $4,000 as payment for administrative and bookkeeping services performed on their behalf. During the years ended June 30, 2004 and 2003, the Company paid approximately $800 and $840, respectively, to a related entity for administrative services.

NOTE J - MAJOR CUSTOMER INFORMATION

For the year ended June 30, 2004, the Company had one customer that accounted for 10.9% of net commissions. No customers exceeded 10% of net commissions for the year ended June 30, 2003.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

Aggregate indebtedness -	
Total liabilities	$ 3,542
Exclusions from aggregate indebtedness pursuant to Rule 15c3-1:	
Deferred income taxes	3,542
Total aggregate indebtedness	$ -
Net capital -	
Total shareholders' equity	$ 355,653
Adjustments to net capital pursuant to Rule 15c3-1:	
Total nonallowable assets	31,181
Haircuts on securities: stocks and options	34,483
Undue concentration	10,636
Net capital	$ 279,353
Net capital requirement equal to the greater of 6-2/3% of aggregate indebtedness or $100,000	$ 100,000
Excess net capital	$ 179,353
Ratio of aggregate indebtedness to net capital	-

Reconciliation pursuant to Rule 17a-5(d)(4)

Net capital as previously reported (unaudited X-17A-5)	$ 279,599
Net audit adjustments	(246)
Net capital, as reported herein	$ 279,353
Aggregate indebtedness as previously reported (unaudited X-17A-5) and as reported herein	$ -

The independent auditors' report should be read in connection with this supplemental information.

L. B. Fisher & Company

SCHEDULE 2

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

The independent auditors' report should be read in connection with this supplemental information.